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CONFIDENTIAL Disclaimer All American Group, Inc. This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee of the Board of Directors (the “Committee”) of All American Group, Inc. (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. 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CONFIDENTIAL Disclaimer All American Group, Inc. All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including estimates of potential cost savings and expenses) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis, if any, contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to its opinion, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents. The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey’s affiliates, as well as investment funds in which they may have financial interests, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, one or more parties that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction. Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory services to clients. Houlihan Lokey’s personnel may make statements or provide advice that is contrary to information contained in the materials. Houlihan Lokey’s or its affiliates’ proprietary interests may conflict with the Company’s interests. Houlihan Lokey may have advised, may seek to advise and may in the future advise companies mentioned in the materials. 2

CONFIDENTIAL Table of Contents Tab Transaction Background 1 Financial Considerations 2 3 All American Group, Inc.

CONFIDENTIAL Transaction Background

CONFIDENTIAL Summary of Selected Transaction Terms1 Parties to the Transaction All American Group, Inc. (the “Company”) All American Group Holdings, LLC (“Parent”), a newly-formed acquisition vehicle of H.I.G. Capital, LLC (“H.I.G.”) All American Acquisition Corporation, a wholly owned subsidiary of Parent Form of Transaction Merger Form of Consideration $0.20 in cash per outstanding share of Company common stock One beneficial interest unit (each, a “Liquidating Trust Unit”) of All American Group Liquidating Trust to be formed to receive proceeds in excess of $5.0 million, if any, from the potential sale of the Company’s Specialty Vehicle Business following consummation of the Transaction Per Share Transaction Consideration: $0.202 Transaction Background 5 1. This summary is intended only as an overview of selected terms and is not intended to cover all terms or details of the Transaction. 2. No value attributed to Liquidating Trust Unit. Source: Draft dated November 7, 2010 of the Agreement and Plan of Merger.

CONFIDENTIAL Situation Background In 2009, in the midst of the housing crisis, the Company sought approximately $20.0 million in liquidity after its primary lender declined to renew its line of credit. In early 2009, the Company retained R.W. Baird (“Baird”) to explore financing and M&A alternatives for the Company. Baird contacted approximately 36 parties, including commercial banks, bridge loan lenders and private equity funds. The Company was unable to generate any serious interest and in September 2009 eventually entered into a two-year $20.0 million loan agreement (“Loan Agreement”) with H.I.G pursuant to which the Company issued to H.I.G. $10.0 million of senior secured revolving notes (the “Revolving Notes”) and $10.0 million of convertible debt (the “Secured Subordinated Convertible Tranche B Notes”). The Loan Agreement is collateralized by substantially all of the assets of the Company. As part of the Secured Subordinated Convertible Tranche B Notes, the Company also issued to H.I.G. an aggregate of approximately 6.7 million common stock purchase warrants exercisable at a price of $0.00001 per share. The Revolving Notes bear interest at a rate equal to LIBOR plus 5%, payable in cash monthly. The Secured Subordinated Convertible Tranche B Notes bear interest at the rate of 20% per annum, payable in either cash semiannually or as PIK interest that accrues and increases the principal amount. All principal and accrued interest on the Secured Subordinated Convertible Tranche B Notes is convertible into shares of the Company’s common stock at the election of H.I.G. and is exercisable at any time up until the end of the two-year term of such notes at the conversion price of $0.565 per share. Under the terms of the Loan Agreement, the Secured Subordinated Convertible Tranche B Notes have anti-dilution protection. . Transaction Background 6 Source: Company management and representatives.

CONFIDENTIAL Situation Background (cont.) The Company and H.I.G. amended the Loan Agreement on April 5, 2010 to waive specified events of default and revise covenants. As a result of the modifications, the Company issued to H.I.G. additional warrants to purchase up to 9,557,939 shares of the Company’s common stock. The Company will only have partial access to the Revolving Notes, for specified purposes, until the Company is in compliance with the original financial covenants of the Loan Agreement. On August 5, 2010, H.I.G. exercised all warrants and now controls approximately 55% of the outstanding common stock of the Company and greater than 80% if the Secured Subordinated Convertible Tranche B Notes are converted at a conversion price of $0.565 per share. In September 2010, H.I.G. approached the Company’s non-executive Chairman, William Johnson, and indicated its interest in acquiring the Company. Independent members of the Board of Directors formed a special committee (the “Special Committee”) regarding a transaction with H.I.G., at which time Houlihan Lokey was retained by the Special Committee. The Special Committee contacted a limited number of potential strategic and financial buyers regarding their interest in acquiring the Specialty Vehicles Segment, the Housing Segment and/or the entire Company. As a result of its efforts, the Special Committee received some informal interest to acquire portions of the Company, which were communicated to H.I.G. but not pursued by H.I.G. Management of the Company has represented that the Company is now facing a liquidity crisis and cannot fund future operations without additional capital. . Transaction Background 7 Source: Company management and representatives.

CONFIDENTIAL Transaction Value Overview Transaction Background 8 Summary of Transaction Value (dollars and shares in millions, except per share values) Implied Premiums to Historical Stock Average Trading Prices 1. Based on 36,750,083 outstanding shares as of October 30, 2010, per Company management. 2. No value attributed to Liquidating Trust Unit. 3. Per Company management as of September 30, 2010. Cash excludes restricted cash held by others. Source: Capital IQ. LTM refers to the most recently completed twelve month period for which financial information is available. NFY refers to the next fiscal year. NFY +1 refers to the fiscal year following NFY. Implied Premium of Ave rage Per Share Transaction Trading Period Closing Conside ration over Average As of 11/5/10 Stock Price 1 Closing Stock Price 1 Day $0.09 122.2% 5 Trading Day $0.11 75.4% 10 Trading Day $0.13 55.0% 1 Month $0.17 20.3% 3 Month $0.24 -15.0% 6 Month $0.45 -56.0% 1 Year $0.86 -76.8% 52 Week High 3/17/2010 $1.50 -86.7% 52 Week Low 11/04/2010 $0.09 122.2% Per Share Share s Transaction Security Outstanding1 Consideration2 Common Stock 36.8 $0.20 Implied Value s Implied Common Equity $7.4 Adjustments: Debt3 13.4 Cash3 (2.5) Implied Enterprise Value 18.3 Implied Transaction Multiples Revenue Implied Multiple LTM 9/30/2010 0.25x NFY 2010 0.22x NFY+1 2011 0.31x

CONFIDENTIAL Stock Trading History Transaction Background 9 Common Stock Price & Volume History 0.0 0.1 0.1 0.2 0.2 0.3 0.3 0.4 0.4 0.5 0.5 $- $0.20 $0.40 $0.60 $0.80 $1.00 $1.20 $1.40 $1.60 $1.80 $2.00 Daily Volume Closing Stock Price Closing Stock Price (US $) Daily Volume (000s) Source: Capital IQ.

CONFIDENTIAL Relative Stock Performance Transaction Background 10 Company vs. Selected Companies Index and S&P 500 Index 1. The S elec ted Companies Inde x inc lude s Cav co Indus tries Inc., P alm Harbo rHome s Inc ., S kyline Co rp., S tandard P acific Co rp.,MDC Ho ldings Inc., NVR Inc ..,M/IHomes , Inc., B eazerHomes US A Inc .,Meritage Homes Co rpo ratio n and LennarCo rp. S o urc e: Capital IQ. 0.0% 10.0% 20.0% 30.0% 40.0% 50.0% 60.0% 70.0% 80.0% 90.0% 100.0% 110.0% 120.0% 130.0% 140.0% 150.0% Indexed Prices S&P 500 Index All American Group, Inc. Selected Companies Index DateRange: 11/5/2009 — 11/5/2010 Selected Companies Index1: -1.9% S&P 500 Index: 14.6% All American Group, Inc.: -92.5%

CONFIDENTIAL Financial Considerations

CONFIDENTIAL Overview of Current Situation Financial Considerations 12 Company management has confirmed the following: The independent auditors of the Company’s audited financial statements for fiscal years 2008 and 2009 have raised substantial doubt as to the Company’s ability to continue to operate as a going concern. The Company has not been in compliance with certain covenants in its existing Loan Agreement with H.I.G. since August 2010. The Company currently is unable to obtain adequate bid and performance bonds with reasonable collateral requirements which bonds are necessary to perform certain commercial construction projects of its Housing segment. The automotive manufacturer from which the Company purchases the vehicle chassis necessary for the operation of the bus production line of the Company’s Specialty Vehicles segment has advised the Company that the Company’s purchase order for chassis to be delivered in the first quarter 2011 will not be accepted unless the Company has an open line of credit in place. The Company’s existing line of credit with GMAC has been suspended and is scheduled to terminate on December 14, 2010. H.I.G. has advised the Company that, absent the execution of a definitive agreement to effect the Transaction, H.I.G. is unwilling to provide additional credit or other financial or credit support to the Company and may declare a default under the Loan Agreement with respect to the Company’s noncompliance with certain covenants thereunder. Attempts by the Company or the Special Committee to obtain alternative financing or solicit interest from third parties, other than H.I.G., in a potential transaction with the Company were unsuccessful given that all proposals for financing and interest received were dependent on the agreement of H.I.G. as the Company’s senior lender and majority shareholder, which agreement H.I.G. declined to provide. The Company believes that there are no viable alternatives to the Transaction that would provide any value to holders of Company common stock, including, without limitation, a corporate reorganization under the protection of U.S. bankruptcy laws. If the Transaction is not consummated, the Company’s ability to operate as a going concern will be severely impaired and this impairment would reasonably be expected to result in the liquidation of the Company in a voluntary or involuntary bankruptcy. Source: Company management.

CONFIDENTIAL Selected Historical and Projected Financial Data Financial Considerations 13 (dollars in millions) Fiscal Year Ended December 31, LTMEnded Fiscal Year Ending De cember 31, 2007 2008 2009 9/30/2010 2010E 2011E Reported Revenue $119.2 $119.6 $60.6 $73.3 $82.2 $59.2 Revenue Growth % -0.3% 0.3% -49.3% — 35.6% -28.0% Cost of Goods Sold (106.3) (102.2) (61.7) (70.9) (78.9) (52.3) Gross Profit $12.8 $17.4 ($1.0) $2.5 $3.3 $6.9 Gross Margin % 10.8% 14.5% -1.7% 3.4% 4.1% 11.6% Selling, General & Administrative Expenses (24.7) (20.1) (14.8) (14.3) (14.3) (11.6) Other Expenses 0.1 (18.6) 0.1 0.1 0.1 0.0 Depreciation & Amortization 5.8 4.2 2.7 2.3 2.2 1.8 Total Adjustments1 0.0 18.6 0.0 0.0 0.0 0.0 Adjusted EBITDA ($6.0) $1.6 ($13.1) ($9.4) ($8.6) ($2.9) EBITDA Margin % -5.0% 1.3% -21.6% -12.8% -10.5% -4.9% Depreciation & Amortization (5.8) (4.2) (2.7) (2.3) (2.2) (1.8) Adjusted EBIT ($11.8) ($2.7) ($15.8) ($11.7) ($10.9) ($4.7) EBIT Margin % -9.9% -2.2% -26.0% -15.9% -13.2% -8.0% 1. To tal A djus tments : Impairments $0.0 $18.6 $0.0 $0.0 $0.0 $0.0 T o t a l A d jus tm e nt s $0 .0 $18 .6 $0 .0 $0 .0 $0 .0 $0 .0 A djus ted EB ITDA refe rs to Earnings B efo re Inte re s t, Taxes , Deprec iatio n and Amo rtizatio n adjus ted fo r c e rtain no n-re curring items . A djus ted EB IT re fe rs to Earnings B e fo re Intere s t and Taxe s adjus ted fo r c e rtain no n-re curring items . S o urc es :P ublic filings , Management’s interim financ ial s tatements and pro je c tio ns . P ro je c tio ns re flec t the Company’s inability to o btain adequate bo nding fo r c e rtain comme rcial co ns truc tio n pro je cts o f its Ho us ing s egment and to purchas e bus chas s is fo r its S pec ialty Vehic le s egment and as s ume s acc e s s to liquidity ne c e s s ary to achiev e the pro je c tio ns . Company management has indicated that the Company lik e ly do e s no t have s uffic ient liquidity to achie ve its pro je ctio ns . In additio n, the pro jec tio ns as s ume that v endo rs maintain e xis ting trade c redit terms .

Financial Considerations

Company Management Liquidation Analysis

(figures in millions)				Estimated
	As of	Liquidation	Liquidation	Liquidation Value
Assets	**9/30/2010**	**Value Adjustment**	**Value Adjustment**	**9/30/2010**
Current Assets:				
Cash & Cash Equivalents	$10.537	52.2%	$5.500 [1]	$5.037
Accounts Receivable	4.403	49.1%	2.161	2.242
Inventories	17.096	47.2%	8.070	9.026
Prepaid Expenses	3.955	98.1%	3.880	0.075
Refundable Income Taxes	0.182	0.0%	0.000	0.182
Assets Held for Sale	4.658	22.7%	1.058	3.600
Total Current Assets	$40.832			$20.163
Net Fixed Assets	27.333	70.0%	19.133	8.200
Intangible Assets	0.000	0.0%	0.000	0.000
Rental Properties	0.225	60.0%	0.135	0.090
Investments	5.927	77.1%	4.570	1.356
CSV of Life Insurance	0.072	0.0%	0.000	0.072
Total Assets	$74.389			$29.882
Liabilities & Stockholders' Equity				
Current Liabilities:				
Accounts Payables	$9.314	0.0%	$0.000	$9.314
Customer Deposits	1.859	0.0%	0.000	1.859
Current Maturities of Long-Term Debt	0.389	0.0%	0.000	0.389
Payroll and Withholding	0.416	0.0%	0.000	0.416
Accrued Expenses	6.461	13.9%	0.901	5.561
Income Taxes Payable	0.441	0.0%	0.000	0.441
Total Current Liabilities	$18.880			$17.979
Long-Term Debt	13.052	-14.7%	(1.913) [2]	14.965
Mortgage Payable	0.001	0.0%	0.000	0.001
Other Long-Term Payables	9.023	73.0%	6.589	2.434
Total Liabilities	$40.955			$35.379
Net Stockholders' Equity	$33.433			
Residual				**($5.497)**
Total Additional Potential Contingencies Not Yet Booked				1.929
Residual After Additional Potential Contingencies Not Yet Booked				**($7.426)**

1. Reflects estimated overhead costs associated with an orderly liquidation of the Company.
2. Per Company management, assumes liquidation on November 1, 2010. Represents face value of debt above GAAP accrued value and includes interest through October 31, 2010.
Source: Company management.

CONFIDENTIAL HOULIHAN LOKEY | 14

CONFIDENTIAL Public Stock Price Observations Financial Considerations 15 Low High Closing Stock Price as of November 5, 2010 $0.09 5 Trading Day $0.09 $0.15 10 Trading Day $0.09 $0.15 1 Month $0.09 $0.22 Public Stock Price Recent Trading Range Source: Capital IQ.